Exhibit 21

Subsidiaries of Meruelo Maddux Properties, Inc.

Name	Jurisdiction
Meruelo Maddux Properties, L.P.	Delaware
Meruelo Maddux Construction, Inc.	California
Meruelo Maddux Management, LLC	Delaware
MMP Ventures, LLC	Delaware
Alameda Produce Market, LLC	Delaware
Santa Fe & Washington Market, LLC	Delaware